UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Applied Micro Circuits Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03822W406
(CUSIP Number)

Christopher Zepf c/o Kingdom Ridge Capital, LLC 81 Main Street, Suite 209 White Plains, New York 10601 Telephone Number: 914-517-8650
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	03822W406

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kingdom Ridge Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,945,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,945,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,945,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.85%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	03822W406

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher Zepf

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

102,247

8.	SHARED VOTING POWER

7,945,500

9.	SOLE DISPOSITIVE POWER

102,247

10.	SHARED DISPOSITIVE POWER

7,945,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,047,747

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	03822W406

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kingdom Ridge Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,880,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,880,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,880,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.77%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	03822W406

Item 1.	Security and Issuer.

The name of the issuer is Applied Micro Circuits Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 215 Moffett Park Drive, Sunnyvale, California 94089.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Kingdom Ridge Capital, LLC, a Delaware limited liability company ("Kingdom Ridge Capital"), Kingdom Ridge Capital Master Fund, Ltd., a corporation organized under the laws of the Cayman Islands (the "Kingdom Ridge Capital Master Fund"), and Christopher Zepf, a citizen of the United States of America ("Mr. Zepf" and, together with Kingdom Ridge Capital and Kingdom Ridge Capital Master Fund, the "Reporting Persons").

(b)
The principal business address of Kingdom Ridge Capital and Mr. Zepf is 81 Main Street, Suite 209, White Plains, New York 10601.  The principal business address of Kingdom Ridge Capital Master Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, Grand Cayman KY1-1103.

(c)	Mr. Zepf is the Managing Principal of Kingdom Ridge Capital, an investment adviser that serves as the investment manager of the Kingdom Ridge Capital Master Fund, a private investment vehicle.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 7,945,500 Shares beneficially owned by Kingdom Ridge Capital came from the working capital of the Kingdom Ridge Capital Master Fund and another investment advisory client of Kingdom Ridge Capital.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Kingdom Ridge Capital is approximately $44,776,875.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 7,880,000 Shares directly owned by the Kingdom Ridge Capital Master Fund came from the working capital of the Kingdom Ridge Capital Master Fund.  The net investment costs (including commissions, if any) of the Shares directly owned by the Kingdom Ridge Capital Master Fund is approximately $44,554,055.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 102,247 Shares directly owned by Mr. Zepf came from Mr. Zepf's personal funds.  The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Zepf is approximately $668,695.  No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.

Mr. Zepf, on behalf of the Reporting Persons, has recently had communications with Issuer's management to explore whether he is properly qualified and would otherwise be a suitable candidate to fill a currently open seat on the Issuer's board of directors (the "Board").  Such communications were originally preliminary in nature as Mr. Zepf was undecided as to whether he intended to seek such position.  However, on May 5, 2015, the Issuer sent Mr. Zepf a letter agreement (the "Letter Agreement") formally inviting Mr. Zepf to join the Board and Mr. Zepf accepted.  Pursuant to the terms of Letter Agreement, the Board intends to confirm Mr. Zepf's appointment to the Board at its upcoming regular meeting on May 20, 2015, at which time Mr. Zepf's term as a director of the issuer will officially commence.  In this regard, on May 14, 2015, the Issuer issued a press release (the "Press Release") to inform its Investors of the executed Letter Agreement.

Further, the Letter Agreement provides that, subject to Mr. Zepf's compliance with the terms of the Letter Agreement, the Board will nominate and recommend a vote in favor of Mr. Zepf's election at the Issuer's 2015 Annual Stockholder's Meeting to be held in August 2015 (the "Annual Stockholder's Meeting").

Under the Letter Agreement, among other things, Mr. Zepf will be entitled to receive certain fees and restricted stock units of the Issuer as compensation for his service on the Board.  The Letter Agreement also provides that Mr. Zepf must vote the Reporting Persons' Shares at the Annual Stockholder's Meeting: (i) in favor of each director nominated and recommended by the Board for election; (ii) against any stockholder nominations for director which are not approved and recommended by the Board; (iii) in favor of the Issuer's proposal for ratification of the re-appointment of its current independent public accounting firm; (iv) in favor of the Issuer's "say-on-pay" proposal, and (v) in favor of an increase, not to exceed 5,000,000 Shares, to the Issuer's current equity incentive plan share reserve.

Subject to certain notification requirements, the Reporting Persons also agreed to not: (i) form an investor "group" as such term is defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (ii) make, or in any way encourage or participate in any solicitation of proxies or otherwise consent to vote, advise, encourage or influence any person or entity with respect to the Shares; (iii) communicate with the Issuer's other stockholders or others regarding the Board, the Issuer, or the management, policies, strategies, affairs or business of the Issuer; (iv) initiate, propose or otherwise solicit stockholders of the Issuer for approval of any stockholder proposal or cause or encourage any person or entity to initiate any such proposal; (v) participate in, or take any action pursuant to, any "stockholder access" proposal that may be adopted by the Securities and Exchange Commission; (vi) call or request the call of a special meeting of the stockholders of the Issuer; (vii) make a request for a list of the Issuer's stockholders or other Issuer records; (viii) support or participate in any "withhold the vote" or similar campaign with respect to the Issuer or the Board, or seek election or appointment to, or representation on, or to nominate or propose the nomination of any candidate to the Board, including any nomination of any candidate to stand for election at the Annual Stockholder's Meeting, other than for a director nominated by the Board; (ix) seek the removal of any member of the Board; or (x) otherwise take, or may any public disclosure, announcement or statement with respect to any intention, plan or arrangement to take any actions inconsistent with the terms of the Letter Agreement or that relate to an attack or disparagement of the Issuer and/or any of its current or former directors and officers.  However, the Letter Agreement provides that the above restrictions will not place any limitation on Mr. Zepf with respect to actions that may be taken by him acting solely as a director of the Issuer consistent with his fiduciary duties to the Issuer and its stockholders.

Finally, pursuant to the Letter Agreement, if at any time while serving as a director of the Issuer Mr. Zepf and/or the other Reporting Persons breach or otherwise fail to comply with certain terms of the Letter Agreement, or if the Reporting Persons collectively cease to beneficially own, in the aggregate, at least 5% of the Shares (other than as a result of additional shares issued by the Issuer subsequent to Mr. Zepf's appointment to the Board), then after a 10 business day cure period, Mr. Zepf must resign from the Board immediately upon the written request of the Board.

The foregoing was a summary of the Press Release and certain material terms of the Letter Agreement.  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to a copy of the full text of the Press Release and the form of the Letter Agreement, which have been filed as Exhibits C and D hereto, respectively, and are incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Kingdom Ridge Capital may be deemed to be the beneficial owner of 7,945,500 Shares, constituting 9.85% of the Shares, based upon 80,667,000 Shares outstanding as of the date hereof.  Kingdom Ridge Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,945,500 Shares.  Kingdom Ridge Capital has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,945,500 Shares.  All of the Shares beneficially owned by Kingdom Ridge Capital were acquired in open market transactions.

As of the date hereof, the Kingdom Ridge Capital Master Fund may be deemed to be the beneficial owner of 7,880,000 Shares, constituting 9.77% of the Shares, based upon 80,667,000 Shares outstanding as of the date hereof.  The Kingdom Ridge Capital Master Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,880,000 Shares.  The Kingdom Ridge Capital Master Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,880,000 Shares.  All of the Shares beneficially owned by the Kingdom Ridge Capital Master Fund were acquired in open market transactions.

As of the date hereof, Mr. Zepf may be deemed to be the beneficial owner of 8,047,747 Shares, constituting 9.98% of the Shares, based upon 80,667,000 Shares outstanding as of the date hereof.  Mr. Zepf has the sole power to vote or direct the vote of 102,247 Shares and the shared power to vote or direct the vote of 7,945,500 Shares.  Mr. Zepf has the sole power to dispose or direct the disposition of 102,247 Shares and the shared power to dispose or direct the disposition of 7,945,500 Shares.  All of the Shares beneficially owned by Mr. Zepf were acquired in open market transactions.

Mr. Zepf has not engaged in any transactions in the Shares in his personal capacity during the past 60 days.

The transactions in the Shares by Kingdom Ridge Capital and the Kingdom Ridge Capital Master Fund during the past sixty days are set forth in Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see the response in Item 4 above for a description of the Letter Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Schedule of Transactions in the Shares by Kingdom Ridge Capital and the Kingdom Ridge Capital Master Fund
Exhibit C:  Copy of Press Release (incorporated by reference to the Schedule 8-K filed by the Issuer on May 14, 2015)
Exhibit D:  Form of Letter Agreement (incorporated by reference to Exhibit 99.1 of the Schedule 8-K filed by the Issuer on May 14, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2015
(Date)

Kingdom Ridge Capital, LLC*

By: /s/ Christopher Zepf
Name: Christopher Zepf Title: Managing Principal
Kingdom Ridge Capital Master Fund, Ltd.

By: /s/ Christopher Zepf
Name: Christopher Zepf Title: Director
Christopher Zepf *

/s/ Christopher Zepf

*  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated May 14, 2015, relating to the Common Stock, $0.01 par value per share, of Applied Micro Circuits Corporation shall be filed on behalf of the undersigned.

May 14, 2015
(Date)

Kingdom Ridge Capital, LLC

By: /s/ Christopher Zepf
Name: Christopher Zepf Title: Managing Principal
Kingdom Ridge Capital Master Fund, Ltd.

By: /s/ Christopher Zepf
Name: Christopher Zepf Title: Director
Christopher Zepf

/s/ Christopher Zepf

Exhibit B

Schedule of Transactions in the Shares by Kingdom Ridge Capital and
the Kingdom Ridge Capital Master Fund

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
3/12/15	Common Stock	1,000	N/A	$5.21
3/12/15	Common Stock	12,700	N/A	$5.17
3/12/15	Common Stock	1,000	N/A	$5.21
3/13/15	Common Stock	300	N/A	$5.21
3/13/15	Common Stock	1,000	N/A	$5.20
3/18/15*	Common Stock	2,400	N/A	$5.19
3/25/15	Common Stock	4,000	N/A	$5.28
3/25/15	Common Stock	5,100	N/A	$5.24
3/25/15	Common Stock	5,000	N/A	$5.07
3/31/15*	Common Stock	1,000	N/A	$5.10
3/31/15	Common Stock	3,100	N/A	$5.11
3/31/15	Common Stock	13,800	N/A	$5.14
4/30/15	Common Stock	91	N/A	$5.35
4/30/15	Common Stock	132,909	N/A	$5.38
4/30/15*	Common Stock	6,100	N/A	$5.22

* Transaction by Kindom Ridge Capital on behalf of one of its investment advisory clients that is not a Reporting Person.